Exhibit No. 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013			2012			2011		2010		2009
	(dollars in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(41,269)			$(34,396)			$34,364		$26,083		$(97,036)
Fixed charges (see below)	56,159			51,542			40,670		35,197		39,403
Amortization of capitalized interest	1,065			906			676		788		991
Interest capitalized	(1,926)			(1,238)			(1,703)		(301)		(751)
Total adjusted earnings (loss) available for fixed charges	$14,029			$16,814			$74,007		$61,767		$(57,393)

Fixed Charges:
Interest and debt expense (a)	$51,898			$48,287			$36,985		$33,250		$37,208
Interest capitalized	1,926			1,238			1,703		301		751
Interest component of rental expense (b)	2,335			2,017			1,982		1,646		1,444
Total fixed charges	$56,159			$51,542			$40,670		$35,197		$39,403

Ratio of Earnings to Fixed Charges	0.2	x	(c)	0.3	x	(c)	1.8	x	1.8	x	—	(c)

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the years ended December 31, 2013, 2012 and 2009, earnings were insufficient to cover total fixed charges by $42.1 million, $34.7 million and $96.8 million, respectively.